

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Andrea Mancuso
Senior Counsel - Securities
Digital Media Solutions, Inc.
4800 140th Avenue N., Suite 101
Clearwater, Florida 33762

> **Re: Digital Media Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2021**
> **File No. 333-256518**

Dear Ms. Mancuso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-2365 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services